FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Roxadustat Phase III programme pooled analyses showed positive efficacy and no increased cardiovascular risk in patients with anaemia from chronic kidney disease

11 November 2019 07:00 GMT

Roxadustat Phase III programme pooled analyses showed
positive efficacy and no increased cardiovascular risk in
patients with anaemia from chronic kidney disease

In non dialysis-dependent patients receiving roxadustat, the risk of
MACE, MACE+ and all-cause mortality was comparable to placebo

Dialysis-dependent patients receiving roxadustat had a lower risk of MACE+
and no increased risk of MACE or all-cause mortality versus epoetin alfa

In incident dialysis patients, roxadustat had a lower risk of MACE and MACE+ and showed a trend towards lower risk of all-cause mortality relative to epoetin alfa

AstraZeneca and FibroGen Inc. (FibroGen) have presented pooled efficacy and cardiovascular (CV) safety analyses from the pivotal Phase III programme assessing roxadustat for the treatment of patients with anaemia from chronic kidney disease (CKD).

The pooled CV safety analyses showed that roxadustat, an oral first-in-class hypoxia-inducible factor prolyl hydroxylase inhibitor (HIF-PHI), did not increase the risk of MACE, MACE+ and all-cause mortality in non dialysis-dependent (NDD) patients compared to placebo and dialysis-dependent (DD) patients compared to epoetin alfa, a current medicine used to treat anaemia.

In a clinically important predefined subgroup of incident dialysis (ID) patients, defined as patients who have been on dialysis for four months or less, roxadustat reduced the risk of MACE and MACE+ and showed a trend towards lower risk of all-cause mortality relative to epoetin alfa.

Key safety endpoints consisted of time to major adverse CV events (MACE), defined as all-cause mortality, stroke and myocardial infarction, and time to MACE+, defined as MACE, unstable angina requiring hospitalisation and congestive heart failure requiring hospitalisation.

The results were presented in an oral late-breaking abstract session at the American Society of Nephrology (ASN) Kidney Week 2019 in Washington, D.C., US.

Mene Pangalos, Executive Vice President, BioPharmaceuticals, R&D, said: "These highly anticipated results reinforce our confidence in the potential of roxadustat to address significant unmet medical needs among patients with anaemia from chronic kidney disease, particularly for those who have recently started dialysis. The pooled analyses showed incident dialysis patients receiving roxadustat had a lower risk of cardiovascular events which is important as these patients may experience higher rates of morbidity and mortality than those on stable dialysis."

Robert Provenzano, MD, Associate Professor of Medicine, Wayne State University, Detroit, Michigan, US and a primary investigator on the global Phase III programme, said: "Roxadustat is the first in a new class of medicines for the treatment of anaemia from chronic kidney disease. This pooled cardiovascular safety data, together with strong efficacy data, support its potential as an important new treatment option for patients with anaemia from chronic kidney disease who have seen little to no innovation in decades."

Key headline data from the roxadustat Phase III programme pooled safety analyses

Population Comparator	MACE	MACE+	All-cause mortality	Conclusion
NDD (n=4,270) Placebo	HR 1.08 (95% CI, 0.94, 1.24)	HR 1.04 (95% CI, 0.91, 1.18)	HR 1.06 (95% CI, 0.91, 1.23)	The risk of MACE, MACE+ and all-cause mortality in roxadustat patients was comparable to placebo
IDi,ii (n=1,526) Epoetin alfa	HR 0.70 (95% CI, 0.51, 0.96)	HR 0.66 (95% CI, 0.50, 0.89)	HR 0.76 (95% CI, 0.52, 1.11)
In ID patients, those taking roxadustat had a 30% lower risk of MACE and 34% lower risk of MACE+ compared to those taking epoetin alfa, with a trend towards lower all-cause mortality for roxadustat relative to epoetin alfa

DD (n=3,880) Epoetin alfa	HR 0.96 (95% CI, 0.82, 1.13)	HR 0.86 (95% CI, 0.74, 0.98)	HR 0.96 (95% CI, 0.79, 1.17)	No increased risk of MACE and all-cause mortality and a lower risk of MACE+ compared to epoetin alfa
i.   ID patients are those who initiated dialysis within four months prior to randomisation
ii.  ID patients are a subgroup of the DD patient population

The primary efficacy endpoint was achieved in the pooled analyses for NDD and DD patients, and in all individual Phase III trials. Data from the pooled efficacy and CV safety analyses, together with other statistical analyses, will form part of the regulatory submission in the US, which is anticipated in Q4 2019.

The pooled efficacy analyses in the NDD population showed roxadustat was superior to placebo, regardless of iron-repletion, with a mean increase from baseline in haemoglobin (Hb) levels averaged over weeks 28 to 52 of 1.85 g/dL in patients treated with roxadustat compared to 0.13 g/dL with placebo (p<0.001).

The pooled efficacy analyses in the DD population showed roxadustat demonstrated a statistically significant mean increase from baseline in Hb levels averaged over weeks 28 to 52 with 1.22 g/dL in patients treated with roxadustat compared to 0.99 g/dL with epoetin alfa (p<0.001).

Roxadustat is currently approved in China for the treatment of anaemia in patients with CKD, regardless of whether they require dialysis, and in Japan for the treatment of dialysis patients with anaemia from CKD.
About roxadustat
Roxadustat is a HIF-PHI that promotes erythropoiesis by increasing endogenous production of erythropoietin and improving iron regulation and overcoming the negative impact of inflammation on haemoglobin synthesis and red blood cell production by downregulating hepcidin. Use of roxadustat has been shown to induce coordinated erythropoiesis, increasing red blood cell count while maintaining plasma erythropoietin levels within or near normal physiologic range, in multiple subpopulations of CKD patients, including in the presence of inflammation and without a need for supplemental IV iron.

About the Phase III programme
FibroGen, Inc., (FibroGen) and AstraZeneca are collaborating on the development and commercialisation of roxadustat for the treatment of anaemia in patients with CKD in the US, China, and other global markets. FibroGen and Astellas Pharma Inc. (Astellas) are collaborating on the development and commercialisation of roxadustat for the treatment of anaemia in patients with chronic kidney disease (CKD) in territories including Japan, Europe, the Commonwealth of Independent States, the Middle East, and South Africa.

The global Phase III programme includes more than 9,000 patients and was conducted by AstraZeneca, FibroGen and Astellas together. The OLYMPUS, ALPS and ANDES trials evaluated roxadustat vs. placebo in NDD patients. ROCKIES, SIERRAS and HIMALAYAS evaluated roxadustat vs. epoetin alfa in DD patients. HIMALAYAS evaluated roxadustat vs. epoetin alfa in ID patients; there were ID patients in ROCKIES and SIERRAS. PYRENEES was not included in the pooled CV safety analyses.

About anaemia
Anaemia can be a serious medical condition in which patients have insufficient red blood cells and low levels of haemoglobin, a protein in red blood cells that carries oxygen to cells throughout the body.1,2 Anaemia from CKD is associated with increased risk of hospitalisation, CV complications and death,3 also frequently causing significant fatigue, cognitive dysfunction and decreased quality of life.4 Severe anaemia is common in patients with CKD, cancer, myelodysplastic syndrome, inflammatory diseases and other serious illnesses.

Anaemia is particularly prevalent in patients with CKD. CKD affects more than 200 million patients worldwide and is generally a progressive disease characterised by gradual loss of kidney function that may eventually lead to kidney failure.

According to the United States Renal Data System, about 80% of the approximately 509,000 patients receiving dialysis in the US in 2016 were being treated with erythropoiesis-stimulating agents (ESA).5 Patients seldom receive ESA treatment until they initiate dialysis therapy.

About AstraZeneca in CVRM
Cardiovascular, Renal & Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM, and Respiratory. AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.
Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal), ESG	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory), other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.   National Kidney Foundation. "Managing Anaemia When You Have Kidney Disease or Kidney Failure." 2014.
2.   National Institute of Diabetes and Digestive and Kidney Diseases. "Anaemia in Chronic Kidney Disease." 2014.
3.   Babitt JL, Lin HY. Mechanisms of Anemia in CKD. J Am Soc Nephrol (2012); 23:1631-1634.
4.   KDOQI Clinical Practice Guidelines and Clinical Practice Recommendations for Anaemia in Chronic Kidney Disease. Am J Kidney Dis. 2006 May; 47(5): S1-S132.
5.   United States Renal Data System. "Annual Data Report." 2017.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 November 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary